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                                              Filed by Excel Legacy Corporation
                                                 pursuant to Rule 425 under the
                                                         Securities Act of 1933
                                                   Commission File No:  0-23503
                                      Subject Company: Excel Legacy Corporation


NEWS


                             EXCEL LEGACY CORPORATION & PRICE ENTERPRISES, INC.


FOR IMMEDIATE RELEASE
Graham R. Bullick, Ph.D., Excel Legacy Corporation/Price Enterprises, Inc.
(858) 675-9400


              EXCEL LEGACY CORPORATION AND PRICE ENTERPRISES, INC.
            ANNOUNCE NEW RECORD DATES FOR THEIR 2001 ANNUAL MEETINGS


SAN DIEGO, CA. (July 25, 2001) - The respective Boards of Directors of Excel Legacy Corporation (XLG) and Price Enterprises, Inc. (PREN) announced today that they have changed the record date for their 2001 annual meetings from June 25, 2001 to August 3, 2001. Shareholders of record on August 3, 2001 will be eligible to vote to determine the outcome of the previously announced (press release March 21, 2001) proposed merger between Legacy and Price Enterprises to form a new company, Price Legacy Corporation. The companies have cancelled their previously announced 2001 annual meeting date of August 9, 2001. New annual meeting dates for each company will be set as soon as practicable following completion of the Securities and Exchange Commission's review of the documents filed in connection with this transaction. The companies also announced that they have changed the record date from June 25, 2001 to August 3, 2001 for determining the holders of Legacy's outstanding debentures and notes that will be entitled to participate in the previously announced (press release March 21, 2001) exchange offer and consent solicitation being conducted in connection with the proposed merger.

Excel Legacy Corporation is a real estate company which acquires, sells, develops, manages, invests, finances and operates real property and related businesses.

Price Enterprises, Inc., is a REIT which acquires, develops, and manages open air retail properties in 13 states.


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This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Legacy or Price Enterprises. The merger, exchange offer and consent solicitation will be effected only through a joint proxy statement/prospectus, consent solicitation statement/prospectus and related documents. Investors are urged to read these materials when they become available, because they will contain important information. The joint proxy statement/prospectus, consent solicitation statement/prospectus and related documents will be filed with the Securities and Exchange Commission by Legacy and Price Enterprises, as applicable. Investors may obtain a free copy of these materials (when they become available) and other documents filed by Legacy and Price Enterprises at the Commission's Web site at http://www.sec.gov.


Legacy, Price Enterprises, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger and the exchange offer and consent solicitation. Such individuals may have interests in these transactions, including as a result of their securities holdings or holding of options. A detailed list of the names, affiliations and interests of the participants in these transactions is contained in the registration statements filed by Price Enterprises with the Commission on July 6, 2001.